UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

NEURONETICS, INC.

(Name of Issuer)

COMMON

(Title of Class of Securities)

64131A105

(CUSIP Number)

DECEMBER 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64131A105	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) CHV IV, L.P. 81-3953953
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 746,753
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 746,753
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 746,753
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.248%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 64131A105	13G	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ASCENSION VENTURES IV, LLC 81-3976293
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 746,753
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 746,753
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 746,753
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.248%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 64131A105	13G	Page 4 of 6 Pages

Item 1(a).	Name of Issuer:

Neuronetics, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3222 Phoenixville Pike, Malvern, PA 19355

Item 2(a).	Name of Person Filing:

This statement is being filed by the following persons with respect to certain shares of Common Stock of the Issuer:

Ascension Ventures IV, LLC, General Partner of CHV IV, L.P.

CHV IV, L.P.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

101 South Hanley Road, Suite 200, Clayton, MO 63105

Item 2(c).	Citizenship:

Ascension Ventures IV, LLC – Missouri

CHV IV, L.P. – Delaware

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

64131A105

Item 3.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)    Amount beneficially owned: 746,753 (1)

(b)    Percent of class: 4.248%

The foregoing percentage is calculated based on the 17,579,491 shares of Common Stock of Neuronetics, Inc. outstanding as of September 30, 2018 as reported in the issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 6, 2018.

CUSIP No. 64131A105	13G	Page 5 of 6 Pages

(c)    Number of shares as to which such person has:

(i)    Sole power to vote or to direct the vote: 746,753

(ii)    Shared power to vote or to direct the vote: 0

(iii)    Sole power to dispose or to direct the disposition of: 746,753

(iv)    Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

Not Applicable

CUSIP No. 64131A105	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2019

/s/ Matthew I. Hermann
Matthew I. Hermann, Senior Managing Director Ascension Ventures IV, LLC, General Partner of CHV IV, L.P.